OPERATING AGREEMENT

FOR

I Was Happy Yesterday LLC

A MANAGER-MANAGED LIMITED LIABILITY COMPANY

ARTICLE I
Company Formation

1.1. **FORMATION.** The members have formed a Limited Liability Company (the "Company") according to the laws of the state in which the Company was formed. This operating agreement is entered into and effective as of the date it is adopted by the members.

1.2. **REGISTERED AGENT.** The name and location of the Company's registered agent will be stated in the company's formation documents.

1.3. **TERM.** The Company will continue perpetually unless:

(a) Members holding minimum fifty percent (50%) of the capital interests vote for dissolution, subject to Article 9.1;

(b) the Company's business becomes unlawful; or

(c) the Company is otherwise required to dissolve under applicable law.

1.4. **CONTINUANCE OF COMPANY.** The death, resignation, expulsion, bankruptcy, retirement or other termination of membership of any Member shall not, by itself, cause the dissolution or termination of the Company. The Company shall continue with the remaining Member or Members, subject to the transfer, succession and admission provisions of this Agreement and applicable law.

1.5. **BUSINESS PURPOSE.** The purpose of the Company is to develop, finance, produce, acquire, distribute, market, exploit and otherwise commercialize motion pictures and other audiovisual works, including the feature film currently entitled I WAS HAPPY YESTERDAY, together with any ancillary rights and activities related thereto.

1.6. **PRINCIPAL PLACE OF BUSINESS.** The Company's principal place of business will be stated in the formation documents, or as selected by the managers.

1.7. **THE MEMBERS.** The name and residential address of each member are listed in Exhibit 2 attached to this agreement.

1.8. **ADMISSION OF ADDITIONAL MEMBERS.** Additional members may only be admitted to the Company through a Certificate of New Membership issuance by the company of new interest in the Company or as otherwise provided in this agreement.

ARTICLE II
Capital Contributions

2.1. **INITIAL CONTRIBUTIONS.** The Members will initially contribute capital to the Company, as described in Exhibit 3 attached to this agreement. The agreed total value of such property and cash is $0.

2.2. **ADDITIONAL CONTRIBUTIONS.** Except as provided in ARTICLE 6.2, no Member will be obligated to make any additional contribution to the Company's capital.

ARTICLE III
Profits, Losses and Distributions

3.1. **PROFITS/LOSSES.** For financial accounting and tax purposes, the Company's net profits or net losses will be determined on an annual basis. These profits and losses will be allocated to the members in proportion to each member's capital interest in the Company as set forth in Exhibit 2 as amended and in accordance with Treasury Regulation 1.704-1.

3.2. **DISTRIBUTIONS.** The members will determine and distribute available funds annually or as they see fit. “Available funds” refers to the net cash of the Company available after expenses and liabilities are paid. For the avoidance of doubt, "expenses and liabilities" shall include all contractual compensation, producer/writer/director fees, participations & backend participations, deferred compensation, reimbursement obligations, financing costs and any other amounts payable by the Company pursuant to any production, commissioning, financing, distribution or exploitation agreement relating to the Film. Such contractual obligations shall be satisfied prior to any distributions to Members. Upon liquidation of the Company or liquidation of a member's interest, distributions will be made in accordance with the positive capital account balances or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b) (2). To the extent a member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d). Film revenues subject to contractual participations shall be allocated pursuant to the applicable Film agreements before any Member distribution thereof.

ARTICLE IV
Management

4.1. **MANAGEMENT OF THE BUSINESS.** The members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 as amended, may vote to elect a manager or managers. One manager will be elected by the members as Chief Executive Manager. The manager(s) may be a member or non-member. The name and residential address of each manager is attached as Exhibit 1 of this Agreement.

4.2. **MEMBERS.** The liability of the members will be limited according to state law. Members that are not managers will take no part in the control, management, direction, or operation of the Company's affairs and will have no power to bind the Company in legal agreements. The managers may seek advice from the members, but need not follow such advice. No member is an agent of any other member of the Company, solely by reason of being a member.

4.3. **POWERS OF MANAGERS.** The managers are authorized on the Company's behalf to make all decisions as to:

(a) the sale, development, lease, or other disposition of the Company's assets;
(b) the purchase or other acquisition of other assets;
(c) the management of all or any part of the Company's assets;

(d) the borrowing of money and the granting of security interests in the Company's assets;

(e) the pre-payment, refinancing, or extension of any loan affecting the Company's assets;

(f) the compromise or release of any of the Company's claims or debts; and

(g) the employment of persons, firms, or corporations for the operation and management of the Company's business.

The managers are further authorized to execute and deliver:

(w) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting Company assets;

(x) all checks, drafts, and other orders for the payment of the Company's funds;

(y) all promissory notes, loans, security agreements, and other similar documents; and

(z) all other instruments of any other kind relating to the Company's affairs.

In exercising such authority, the Manager shall act in good faith, in the best interests of the Company and after reasonable consultation with the Members where a decision may materially affect the creative or commercial direction of the Film.

4.4. **CHIEF EXECUTIVE MANAGER.** Notwithstanding Paragraph 4.3, the Chief Executive Manager has primary and final responsibility for managing the business and operations of the Company and for carrying out the decisions of the managers.

4.5. **CREATIVE & BUSINESS RESPONSIBILITIES.** The Members acknowledge that the Company exists primarily for the purpose of producing the motion picture I WAS HAPPY YESTERDAY. The Members intend that creative decisions relating principally to the screenplay, direction and artistic content of the Film shall primarily be led by John Mathis in his capacity as Manager and writer/director, while business, financing, and commercial decisions shall primarily be led by Sally Ghaly in her capacity as Manager and producer. The Members shall consult one another in good faith regarding any material decisions affecting the Film.

4.6. **NOMINEE.** Title to the Company's assets must be held in the Company's name or in the name of any nominee that the managers may designate. The managers have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.7. **COMPANY INFORMATION.** The managers must supply information regarding the company or its activities to any member upon his or her request. Any member or their authorized representative will have access to and may inspect and copy all books, records and materials in the manager's possession regarding the Company or its activities. Access and inspection of information will be at the requesting member's expense.

4.8. **EXCULPATION.** Any act or omission of the managers, the effect of which may cause or result in loss or damage to the Company or the members, if done in good faith to promote the best interests of the Company, will not subject the managers to any liability.

4.9. **INDEMNIFICATION.** The Company shall indemnify and hold harmless each Manager and Member from and against reasonable third-party claims, liabilities, judgments, settlements, fines, costs and expenses (including reasonable attorneys' fees) arising from acts or omissions undertaken by such person in good faith and within the scope of such person's authority on behalf of the Company, provided that such person reasonably believed such conduct to be in, or not opposed to, the best interests of the Company. No person shall be entitled to indemnification for any claim or liability arising from such person's fraud, willful misconduct, gross negligence, knowing violation of law, material breach of this Agreement, material breach of such person's fiduciary duties to the Company, or actions knowingly taken outside the scope of such person's authority. The Company shall have no obligation to indemnify any employee,

contractor, agent or other person who is not a Manager or Member unless the Managers expressly approve such indemnification in writing. No indemnification shall be made with respect to any dispute or claim brought by one Member or Manager against another Member or Manager arising out of this Agreement or the management of the Company, except to the extent otherwise required by applicable law.

4.10. **RECORDS.** The managers must keep the following at the company's principal place of business or other location:

(a) A current list of the full name and the last known street address of each member;

(b) A copy of the formation documents and this agreement and all amendments;

(c) Copies of Company's federal, state and local income tax returns and reports for the three (3) most recent years;

(d) Copies of the Company's financial statements for the three (3) most recent years.

ARTICLE V
Compensation

5.1. **MANAGEMENT FEE.** Compensation payable to any Member, Manager or affiliated entity shall be governed by separate written agreements approved by the Company.

5.2. **REIMBURSEMENT.** The Company must reimburse the managers or members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE VI
Film Rights

6.1. **COPYRIGHT.** The Company acknowledges that the original screenplay for I WAS HAPPY YESTERDAY was authored by John Mathis. Nothing in this Agreement shall alter the ownership of the underlying literary work except as may be provided in any separate Option, License, Purchase or Copyright Assignment Agreement entered into between the parties. Upon dissolution of the Company, any rights in the underlying screenplay then owned or controlled by the Company shall revert to John Mathis, subject to any rights previously granted to third parties and the terms of any applicable Option, License, Purchase or Copyright Assignment Agreement.

ARTICLE VII
Bookkeeping

7.1. **BOOKS.** The managers will maintain a complete and accurate accounting of the Company's affairs at the Company's principal place of business. The managers may select the method of accounting and the company's accounting period will be the calendar year.

7.2. **MEMBER'S ACCOUNTS.** The managers must maintain separate capital and distribution accounts for each member. Each member's capital account will be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and will consist of his or her initial capital contribution increased by:

(a) Any additional capital contribution made by the member;

(b) Credit balances transferred from the member's distribution account to his or her capital account;

and decreased by:

(x) Distributions to the member in reduction of Company capital;

(y) The member's share of Company losses if charged to his or her capital account.

7.3. **REPORTS.** The managers will close the books of account after the close of each calendar year and will prepare and send to each member, a statement of such member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VIII
Transfers

8.1. **ASSIGNMENT.** If a member proposes to sell, assign, or otherwise dispose of all or any part of his or her interest in the Company, that member must first make a written offer to sell his or her interest to the other members at a price determined by mutual agreement. If the other members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee will have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee will only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that member would otherwise be entitled.

ARTICLE VIIII
Dissolution

9.1. **DISSOLUTION.** The member(s) may dissolve the company at any time. The member may NOT dissolve the company for a loss of membership interests. Upon dissolution the company must pay its debts first before distributing cash, assets, and/or initial capital to the member or the members interests. The dissolution may only be ordered by the member(s), not by the owner of the members interests. The Company shall not be voluntarily dissolved while it continues to own or control rights in the Film or while material contractual obligations relating to the Film remain outstanding, except by unanimous written agreement of the Members.

CERTIFICATION OF MEMBER

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member as of this 7th day of May, 2026.

Members:

Name Sally Ghaly Percent 50 % X____________________
Address 8 The Green Ste B Dover DE 19901

Name John Mathis Percent 50 % X____________________
Address 8 The Green Ste B Dover DE 19901

Name____________________ Percent ______% X____________________
Address ____________________

Name____________________ Percent ______% X____________________
Address ____________________

EXHIBIT 1
LISTING OF MANAGERS

By a majority vote of the members the following managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

Sally Ghaly
Printed Name

____
Chief Executive Manager

8 The Green Address
Ste B
Dover DE 19901

John Mathis
Printed Name

____

Title Co-Manager/Creative Director

8 The Green Address
Ste B
Dover DE 19901

The above listed manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this 7th day of May, 20 26.

[signature]
Signature of Member

[signature]
Signature of Member

____
Signature of Member

____
Signature of Member

EXHIBIT 2
LISTING OF MEMBERS

As of the 7th day of May, 2026 the following is a list of members of the Company:

Name Sally Ghaly Percent 50% X [signature]
Address 8 The Green Ste B Dover DE 19901

Name John Mathis Percent 50% X [signature]
Address 8 The Green Ste B Dover DE 19901

Name______________________________ Percent ______% X____________________________
Address ____

Name______________________________ Percent ______% X____________________________
Address ____

EXHIBIT 3
CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the members' initial contribution to the Company capital is stated to be $0_____________________. The description and each individual portion of this initial contribution is as follows:

____ $______________
____ $______________
____ $______________
____ $______________
____ $______________
____ $______________
____ $______________
____ $______________
____ $______________

SIGNED AND AGREED this 7th day of May, 2026.

___________________________________ Signature of Member

___________________________________ Signature of Member

___________________________________ Signature of Member

___________________________________ Signature of Member

Company Resolution to Open a Bank Account

Account: Checking
Holder: I Was Happy Yesterday
Address: 8 The Green, Suite B
Dover, DE, 19901, USA

Bank: Wise US Inc
Address: 108 W 13th St
Wilmington, DE, 19801, United States

Acct #: 210984636168

As a Member of the Company named above, I certify that the Company has been organized within the bounds of state law as a Limited Liability Company with its principal office located at:

8 The Green STE B Dover DE 19901.

I further attest that at the initial meeting of the Company's members held on 7th May, 2026, a quorum was present and voting and adopted the following resolutions:

Resolved, that the financial institution named above is designated as a depository for the funds of this Company, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for payments bearing any officer or authorized employee of this Company.

Further Resolved, that the financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the Company's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the resolutions contained herein.

Further Resolved, that the officers or authorized employees may execute other agreements, including, but not limited to, special depository agreements, and arrangements concerning the manner, condition, and/or purposes for which funds, checks, debits, or items of the Company may be deposited, collected, or withdrawn, as long as these other agreements are not contrary to the provisions contained in this resolution.

Further Resolved, that the power granted to the Company's officers or authorized employees will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with this resolution.

I Further Attest that the persons named below occupy the stated positions, as indicated by their signatures, and that the resolutions contained in this document are recorded on the books of the Company, and these resolutions are in full force and effect and have not been altered in any way.

[Signatures on the following page]

I Agree to all of the above on this 7th____ day of May 2026

CERTIFIED TO AND ATTESTED BY:

X______________________________________

Company Member: Sally Ghaly

LLC MEMBERSHIP CERTIFICATE

____

Company Name

Organized in ____________________ has a total of _____ member(s) at _______________ date

This certifies that ______________________ is a member of the above named Limited Liability Company, and holds a _______%
interest of the above named company, which is entitled to the full benefits of such membership.
Such benefits are subject to the membership duties and obligations set forth in the Limited Liability Company operating agreement.
This named Limited Liability Company has caused this certificate to be executed by its members this
_________day of _____________, ______ A.D. ________________________ ________________________________

Named Member

witness and/or member

---

if sold:

For ____________________ received, I, ______________________ sell and transfer unto
____________________ _______________________ , _______% of the membership interest,
represented within this certificate, and appoint

____

____

____

to transfer the allocated interest in the books of the named Limited Liability Company with full power of substitution.

______________________________ ______________________________ ______________________________

Seller

Newly named member

Witness

Signature and name